EXHIBIT 99.5

PRESS RELEASE

BHW Secures Historic Win for Servotronics Shareholders and Western New York

Withdraws Proxy Campaign Following TransDigm Agreement that Preserves

Local Jobs

Buffalo, NY – Beaver Hollow Wellness, LLC (“BHW”), the largest shareholder of Servotronics, Inc. (NYSE American: SVT), today announced it will conclude its proxy solicitation campaign following the proposed acquisition of Servotronics by TransDigm Group Incorporated (NYSE: TDG). This landmark transaction not only delivers an exceptional return to shareholders, but also reflects a significant step forward in preserving Western New York’s aerospace manufacturing base.

“We did not begin this campaign for ourselves—we did it to protect 275 hard-working employees and the advanced manufacturing capabilities that Western New York has proudly built over decades,” said Paul L. Snyder III, Chairman of BHW. “It is a testament to our region’s strength that a world-class aerospace company like TransDigm recognizes the value of Servotronics and is committed to investing in its people and facilities. We welcome their leadership and intend to hold them to this commitment.”

BHW’s campaign has already generated outsized value, resulting in a 250+% share price premium compared to the stock’s level when BHW nominated its board slate in January 2025. That premium is a direct outcome of the pressure applied by BHW’s S.A.V.E. Servotronics Plan, which catalyzed overdue strategic action by the incumbent board.

“TransDigm saw what we saw—underutilized potential, proprietary technology, and a skilled workforce worth protecting,” Snyder continued. “Without our effort, Servotronics would have continued to drift toward irrelevance. Because of our campaign, its future is now in the hands of a firm capable of securing long-term success.”

Although BHW is concluding its campaign, it will continue to advocate for transparency and accountability in how the acquisition is implemented. The firm is encouraging TransDigm to issue a formal public commitment to maintain and grow Servotronics’ operations in Elma and Franklinville, N.Y.

“We have been—and will always be—champions of Western New York,” Snyder emphasized. “BHW’s mission goes beyond corporate transactions. It’s about ensuring our community, our workers, and our industries are not left behind. That commitment will not waver.”

About Beaver Hollow Wellness

Beaver Hollow Wellness, LLC is a private investment and business development firm dedicated to operational excellence, workforce empowerment, and driving long-term value for shareholders and communities alike.

Media Contact

Kevin Keenan

Keenan Communications Group

(716) 481-6806

kevin@keenancommunicationsgroup.com

Investor Contact

Alliance Advisors

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

BHW@allianceadvisors.com